HART & HART, LLC
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________                   harttrinen@aol.com
Will Hart                                                         (303) 839-0061
Fax: (303) 839-5414

                                  April 3, 2013

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention:  Mr. Joe Cascarano


      Re:   Creative Learning Corporation
            Form 8-K
            File No. 000-52883

     This office represents Creative Learning Corporation (the "Company"). Amendment No. 1 to the Company's current report on Form 8-K has been filed with the Commission. The following are the Company's responses to the staff's comments received by letter dated March 20, 2013. The number under the "page number" column indicates the page number in the report where the response to the comment can be found.

                                                                    Page Number

  1. Comment complied with.                                                   1

  2. Comment complied with.                                                   1

  3. An updated letter from the Company's former accountants is
 included in the filing.                                                Exh. 16


     If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.


                                             Very Truly Yours,

                                              HART & HART, LLC

                                              /s/ William T.  Hart

                                          By
                                              William T. Hart